Exhibit 99.1

100 University Avenue, 9th floor
Date: November 17, 2011	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MINERA ANDES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	12/12/2011
Record Date for Voting (if applicable) :	12/12/2011
Beneficial Ownership Determination Date :	12/12/2011
Meeting Date :	19/01/2012
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	602910101	CA6029101012

Sincerely,

Computershare Trust Company of Canada/
Computershare Investor Services Inc.

Agent for MINERA ANDES INC